

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 12, 2017

<u>Via E-Mail</u>
Mark A. Augusti
President and Chief Executive Officer
ConforMIS, Inc.
28 Crosby Drive
Bedford, MA 01730

      Re: ConforMIS, Inc.
              Registration Statement on Form S-3
              Filed January 9, 2017
              File No. 333-215464

Dear Mr. Augusti:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Laurie Abbott at (202) 551-8071 with any questions.

                             Sincerely,

                             /s/ Laurie Abbott for

                             Amanda Ravitz
                             Assistant Director
                             Office of Electronics and Machinery

cc: Danielle M. Lauzon, Esq.
       Goodwin Procter LLP